UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date November 11, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

November 11, 2021

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES ACQUISITION OF VLIPCO S.A.S.

Bancolombia S.A. entered into an agreement for the acquisition of 52.3% of the shares of Vlipco S.A.S. Upon consummation of the acquisition, Bancolombia’s existing ownership stake in Vlipco S.A.S. will increase to 100%.

Vlipco S.A.S. is a Colombian company that currently provides technology to the bank for the operation of Wompi, Grupo Bancolombia´s payment system, and for the development of solutions for the acceptance of payment instruments.

The acquisition price is ten thousand five hundred twenty million eight hundred seventy-seven thousand four hundred seventy-eight Colombian pesos (COP 10,520,877,478)1, (approximately USD2.713.000*). It is expected that closing of the transaction will occur before the end of 2021, subject to satisfactory completion of applicable regulatory procedures.

* Market representative rate on November 11, 2021: USD 1 = COP 3,875.38

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371

1 The transaction is not material in Grupo Bancolombia's financial statements